SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 30, 2004

                           Commission File No. 1-14838

                                ----------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures: Rhodia's Management Discussion and Analysis for the first quarter of
            2004 and interim unaudited consolidated information as of March 31, 2004.

   Incorporated by reference into Rhodia's Registration Statements on Form F-4
                      (Reg. No. 333-107379 and 333-116215)


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


OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our condensed consolidated financial statements and the notes thereto for the three months ended and at March 31, 2004, attached hereto; and our annual consolidated financial statements for the three years ended and at December 31, 2003 ("Consolidated Financial Statements") and "Item 5. Operating and Financial Review and Prospects" in our annual report for the year ended December 31, 2003 on Form 20-F ("Form 20-F").

Overview of Q1 2004

Our net sales for Q1 2004 decreased 5.6% compared with Q1 2003, declining from
(euro)1,428 million for Q1 2003 to (euro)1,348 million for Q1 2004. We recorded operating income of (euro)4 million in Q1 2004, compared with operating income of (euro)9 million in Q1 2003. Our net loss for Q1 2004 totaled (euro)108 million compared with a net loss of (euro)63 million for Q1 2003.

Six principal factors affected our operating results during Q1 2004. These factors influenced the performance of most of our nine Enterprises to varying degrees:

         o Changes in the scope of consolidation, primarily reflecting asset disposals completed in 2003, accounted for a 1.0% decrease in net sales as well as a 42.5% decrease in operating income.
         o The increase in the value of the Euro relative to other currencies, in particular the U.S. dollar, had a negative conversion impact of 4.7% on our net sales and 37.8% on our operating income.
         o Increased demand caused an increase in volume in most market segments. This volume increase accounted for a 275.8% increase in our operating income (equivalent to a (euro)25 million increase).
         o Selling prices were specifically impacted by the transactional effect of a lower value of the U.S. dollar. This price decrease accounted for a 377.0% decrease in our operating income (equivalent to a (euro)34 million decline).
         o The higher costs of raw materials, in particular petrochemical commodities prices, had a negative impact of 34.5% on our operating income.
         o The first effects of our productivity plans which had a positive impact of 313.7% on our operating income (equivalent to a (euro)29 million positive impact).

These factors impacted our financial performance which has improved pre-restructuring, resulting from our significant efforts to reduce our fixed costs and grow our volumes despite the strong negative variance of the U.S. dollar to Euro value evolution both in conversion and in transaction impacts.

Recent Developments

Refinancing Plan

As a result of our significant recent losses, diminished stockholders' equity, high level of indebtedness, and liquidity needs, we are implementing a recapitalization and refinancing plan designed to strengthen our capital structure and balance sheet and extend the maturity of our outstanding indebtedness. After having renegotiated the majority of our credit facilities with our principal lenders in December 2003 under a Secured Co-ordination Agreement ("SCA"), our refinancing and recapitalization plan now has the following components:

         o a high yield bond offering, which we completed on May 17, 2004 and which generated gross proceeds of (euro)700 million;
         o a rights offering of 448,272,970 new shares, which we completed on May 7, 2004 and which generated gross proceeds of (euro)471 million;
         o borrowings under a (euro)758 million credit facility (the "Refinancing Facilities Agreement" or "RFA"), signed with certain of the SCA lenders on March 31, 2004, in replacement of approximately
           (euro)885 million (of which (euro)135 million relates to unconsolidated indebtedness) of pre-existing credit facilities covered by the SCA as of December 31, 2003 (on May 14, 2004, amounts borrowed under the SCA were repaid in full and the SCA was terminated; and (euro)565 million was available under the RFA's
           (euro)639 million medium-term credit facility (after mandatory pre-payments) and the (euro)119 million RFA short-term credit facility was cancelled in full);
         o an offer to purchase to holders located outside the United States of our Euro Medium Term Notes maturing in 2005 at 102.5% of par (which closed on June 11, 2004 and resulted in the repayment of (euro)451 million in aggregate principal amount of notes);


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

         o prepayment of the remainder of our U.S. private placement notes, including a make-whole payment ((euro)145 million);
         o partial prepayment of other indebtedness ((euro)62 million), including (euro)47 million relating to our capital leases; and
         o payment of fees and expenses relating to the high yield bond offering, the rights offering and the offer to purchase the 2005 Euro Medium Term Notes ((euro)55 million).

Asset Disposals

On March 10, 2004, we signed a purchase agreement with Danisco for the sale of part of our food ingredients business, which includes our cultures, hydrocolloids and a portion of our food safety products activities, for gross proceeds of (euro)320 million, subject to receipt of necessary regulatory approvals (including with respect to the transfer of a production site) and possible closing price adjustments (relating to net debt, working capital and such transfer).

On April 22, 2004, we announced the following developments regarding our divestiture program:

         o the sale of our 50% share in the Chilean company Extractos Naturales Gelymar SA to our joint venture partners. Extractos Naturales Gelymar SA had sales of $16.9 million in 2003 and is a Chilean producer and distributor of carrageenans;
         o the signing of an agreement with Thermphos International to negotiate on an exclusive basis the sale of our European specialty phosphates business. This business generated net sales of (euro)75 million in 2003. It produces and sells phosphates for use in a wide variety of applications, including food, pharmaceuticals, detergents, water and metal treatment; and
         o the signing of an agreement in principle for the sale of our Rhodia Research property in Aubervilliers, France, to the Compagnie des Entrepots et Magasins Generaux de la Ville de Paris. We will simultaneously enter into a nine-year commercial lease with the buyer.

On May 25, 2004, we announced the signature of a letter of intent with Feralco AB for the sale of our potable and waste water treatment business. Principally present in the European market, this business generated sales in 2003 of
(euro)26.5 million.

On June 1, 2004, we announced that we had finalized the sale of our food ingredients business to Danisco for approximately (euro)320 million. The food ingredients business generated sales of approximately (euro)211 million in 2003 and includes approximately 860 employees. The divestment is expected to provide us with a second quarter capital gain, before tax, of more than (euro)200 million.

On June 10, 2004, we signed a purchase agreement with Bain Capital for the sale of our North American specialty phosphates business for gross proceeds of approximately $550 million. The business is a leading, diversified producer of phosphoric acid and phosphates for use in a wide variety of industrial applications, including food, pharmaceuticals, water and metal treatment, horticulture, textiles and detergents. It had total net sales of approximately
(euro)400 million in 2003 and includes approximately 1,075 employees.

On June 22, 2004, we announced the signing of a definitive agreement with Thermphos International for the sale of our European specialty phosphates business.

Together with the sale of part of our food ingredients business noted above and the previously announced sale of our stake in Baikowski Chimie, we expect that the enterprise value (sale proceeds plus net debt of disposed assets) of these disposals will be approximately (euro)880 million by the end of June 2004.

Reorganization of our Enterprises

Our business structure in the first quarter of 2004 has been reduced from the 17 enterprises we identified for reporting purposes in 2003 to nine as follows:

         o our HPCII, Acetow, PPMC, Perfumery Performance & Agrochemicals, PPD, Eco Services and Rhodia Pharma Solutions enterprises remain separate enterprises, with the European activities of our former Intermediates enterprise rolled into PPMC, and the Food Ingredients and Specialty Phosphates enterprises rolled into PPD and called PPF;


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

         o our former Textile Yarns, Polyamide Intermediates & Polymers, Technical Fibers & Industrial Yarns, and Engineering Plastics enterprises are combined with the Brazilian activities of our former Intermediates enterprise to form a single Polyamide enterprise; and
         o our former Electronics & Catalysis enterprise is combined with our former Silicones and Rhodia Silica Systems enterprises to form a new Rare Earths, Silicones and Silica Systems enterprise ("RE3S").

Consolidated Operating Results for Q1 2002, Q1 2003 and Q1 2004

The table below sets forth an analysis of our operating income for quarters ended March 31, 2002, 2003 and 2004.

                                                Q1 2002     Q1 2003     Q1 2004
                                                       ((euro) millions)

Net sales ..................................      1,711       1,428       1,348
Production costs and expenses ..............     (1,270)     (1,088)     (1,043)
Administrative and selling expenses ........       (191)       (170)       (135)
Research and development expenses ..........        (52)        (50)        (46)
Restructuring and environmental costs ......         (2)         (8)        (23)
Depreciation and amortization ..............       (118)       (103)        (97)
Operating income ...........................         78           9           4

Consolidated Operating Results for Q1 2004 vs. Q1 2003.

Net sales

Net sales declined 5.6% from (euro)1,428 million in Q1 2003 to (euro)1,348 million in Q1 2004. This decline reflects a number of factors: negative impacts of 1.0% from changes in our scope of consolidation (mainly driven by the sale of our polyurethane flame retardants business to Albermarle in July 2003), 4.7% from changes in exchange rates, and 2.6% from a decrease in average selling prices. Changes in volumes affected our net sales positively by 2.6%.

The table below sets forth our estimates of the effect of changes in the scope of consolidation, exchange rates, price and volume on our consolidated net sales by Enterprise for the quarters ended March 31, 2003 and 2004.

                               Q1 2003                                              Q1 2004
                              Historical   Scope of    Exchange                    Historical
                              Net Sales  Consolidation   Rates    Volume    Price  Net Sales
                                           ((euro) millions, except percentages)

Polyamide (1) .............      359        +0.2%        -1.4%     +4.5%    -5.8%      350
Eco Services (1) ..........       48        +0.2%       -14.3%     +5.8%    +7.0%       48
Acetow (1) ................      110         0.0%        -1.9%     -3.2%    -9.3%       94
PPF (1) ...................      293        -4.4%        -8.1%     +2.2%    +0.9%      265
HPCII (1) .................      164        -0.4%        -8.3%     +6.3%    +0.6%      161
PPMC (1) ..................      135        -2.7%        -1.2%     -1.7%    -1.1%      126
RE3S (1) ..................      186         0.0%        -3.7%     +8.0%    -2.9%      188
RPS (1) ...................       68        +4.4%        -4.6%     +2.1%    -5.1%       66
PP&A (1) ..................       96        -0.1%        -3.5%     -7.0%    -1.6%       84
Other (2) .................      (30)         -            -         -        -        (33)
Total net sales ...........    1,428        -1.0%        -4.7%     +2.6%    -2.6%    1,348

(1) Before eliminating inter-division revenues.
(2) After eliminating inter-division revenues, sales by our other businesses


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

The tables below set forth consolidated net sales and the contribution by Enterprise and geographic region for Q1 2003 vs. Q1 2004.

                                                                    March 31,
                                                                  2003     2004
                                                                 (In millions of
                                                                      euros,
                                                                      except
                                                                   percentages)

Consolidated Net Sales and Contribution by Enterprise.........   1,428    1,348
Contribution by Enterprise:
Polyamide.....................................................      25%      26%
Eco Services..................................................       3%       4%
Acetow........................................................       8%       7%
PPF...........................................................      20%      20%
HPCII.........................................................      11%      12%
PMC...........................................................       9%       9%
RE3S..........................................................      13%      14%
RPS...........................................................       5%       5%
PP&A..........................................................       7%       6%
Other (1).....................................................      -2%      -2%
Total.........................................................     100%     100%

     (1) Includes our other businesses, sales on behalf of non-group companies and inter-division sales.


                                                                     March 31,
                                                                   2003     2004

Contribution to Net Sales by Geographic Region (1)
France...........................................................   10%      10%
Europe (excluding France)........................................   39%      38%
North America....................................................   22%      24%
South America....................................................   15%      12%
Rest of the world ...............................................   14%      16%
Total............................................................  100%     100%

     (1) By destination and without taking into account inter-division sales.

Polyamide

Polyamide net sales decreased by 2.5% to (euro)350 million in Q1 2004 from
(euro)359 million in Q1 2003. Changes in exchange rates and lower average selling prices had negative impacts of 1.4% and 5.8%, respectively, on net sales of this Enterprise, while higher sales volumes and changes in the scope of consolidation had positive impacts of 4.5% and 0.2%, respectively, on net sales of this Enterprise.

The increase in sales volumes were due to market recovery in Polyamide and also due to organic growth particularly in Engineering Plastics where significant volumes growth are achieved in almost every segment (automotive, consumer, electronic). Polyamide Intermediates also achieved significant volume increase in Asia while volumes in Technical Fibers remained essentially flat.

The persistent weakness of the U.S. dollar against the Euro and Brazilian real continues to generate lower selling prices for sales denominated in U.S. dollars. Average selling prices have also decreased as a result of the aggressive competition experienced during 2003.

Eco Services

Eco Services net sales were stable year on year from Q1 2003 to Q1 2004 at
(euro)48 million. Changes in exchange rates had a negative impact of 14.3%, while volume growth, increases in average selling prices and changes in the scope of consolidation had positive impacts of 7.0%, 5.8% and 0.2%, respectively.

The increases in selling prices was a result of the increases in raw material costs as selling prices are indexed to sulphur and gas prices. Volume increases were due to stronger demand in sulphuric acid regeneration.


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

Acetow

Acetow net sales decreased by 14.5% to (euro)94 million in Q1 2004 from
(euro)110 million in Q1 2003. Changes in exchange rates, lower sales volumes and lower average selling prices had negative impacts of 1.9%, 3.2% and 9.3%, respectively, on net sales of this Enterprise.

Volumes were low in Q1 2004 due to general weak demand in the market, and some key customers temporarily reduced their purchases because of high inventories. Average selling prices were negatively impacted by the weakness of the U.S. dollar against the Euro as a significant portion of the sales are denominated in U.S. dollars.

PPF

PPF net sales decreased by 9.2% to (euro)265 million in Q1 2004 from (euro)292 million in Q1 2003. Changes in exchange rates and changes in the scope of consolidation had negative impacts of 8.1% and 4.4% respectively, on net sales of this Enterprise, while higher sales volumes and increases in average selling prices had positive impacts of 2.2% and 0.9%, respectively, on net sales of this Enterprise.

The improvements are not simply driven in one single business but in all four businesses of PPF. Major factors were the following:

         o Specialty Phosphates: improvements in volumes after reduction in supply in some markets, plus improvements in margins and volumes further to the reduced strength of competitive Chinese phosphorus acid, due to recent structural changes in availability of cheap Chinese phosphorus.
         o Food: improvements in sales prices and volumes across all markets and regions, lead by cultures and food preservatives.
         o PPD: despite lack of availability of Chinese elemental phosphorus, growth in volumes of primary derivatives, together with push for price increases tying in with raw material increases. Strong growth in volumes of Phosphine Derivatives.
         o STPP: improvements of volumes and margins within STPP Europe.

HPCII

HPCII net sales decreased by 2.4% to (euro)160 million in Q1 2004 from (euro)164 million in Q1 2003. Changes in exchange rates and changes in the scope of consolidation had negative impacts of 8.3% and 0.4% respectively, on net sales of this Enterprise, while higher sales volumes and increases in average selling prices had positive impacts of 6.3% and 0.6%, respectively, on net sales of this Enterprise.

This increase is due to additional volumes: North America and Asia are strongly ahead, Europe is improving as is Latin America. Product innovation contributed to the growth in volumes.

PPMC

PPMC net sales decreased by 6.7% to (euro)126 million in Q1 2004 from (euro)135 million in Q1 2003. Changes in exchange rates, changes in the scope of consolidation, lower sales volumes and lower average selling prices had negative impacts of 1.2%, 2.7%, 1.7% and 1.1%, respectively, on net sales of this Enterprise.

The decline in sales volumes was primarily due to the Performance Coatings business reflecting a temporary limitation of production run rates. Negative selling prices were mainly due to the Solvents business in Brazil where prices, denominated in U.S. dollars, suffered from the weak U.S. dollar exchange rate against the Brazilian real and its impact upon the conversion into Euros. However, the Decorative Coatings and Additives business was strong especially in the construction market leading to a favorable mix in margins.


RE3S

RE3S net sales increased by 1.1% to (euro)188 million in Q1 2004 from (euro)186 million in Q1 2003. Changes in exchange rates and lower average selling prices had negative impacts of 3.7% and 2.9%, respectively, on net sales of this Enterprise, while higher sales volumes had a positive impact of 8.0% on net sales of this Enterprise.


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

All businesses have achieved volume growth during Q1 2004. Silicones continue to develop volume growth in their leading markets as have Elastomers, and Performance Coatings and Additives; the Silica business pursued growth in its key markets, especially tires; sales volumes increased in Rare Earths due to a recovery in the electronics market and due to expected increases in sales in EOLYS for the reduction in diesel engine emissions.

The reduction in average selling prices is primarily due to price erosion mostly in the highly competitive Silicones business and to the negative impact of exchange rates on sales denominated in U.S. dollars.

RPS

RPS net sales decreased by 2.9% to (euro)66 million in Q1 2004 from (euro)68 million in Q1 2003. Changes in exchange rates and lower average selling prices had negative impacts of 4.6% and 5.1%, respectively, on net sales of this Enterprise, while changes in the scope of consolidation and higher sales volumes had positive impacts of 4.4% and 2.1%, respectively, on net sales of this Enterprise.

Development Services were below Q1 2003 due to a lower level of project activity. Custom Manufacturing and Intermediates sales were below Q1 2003 and finally Consumer Health sales were 24% below Q1 2003, which was its strongest quarter of 2003.

PP&A

PP&A net sales decreased by 12.5% to (euro)84 million in Q1 2004 from (euro)96 million in Q1 2003. Changes in exchange rates, changes in the scope of consolidation, lower sales volumes and lower average selling prices had negative impacts of 3.5%, 0.1%, 7.0% and 1.6%, respectively, on net sales of this Enterprise.

Demand remains at a low level in most markets. Sales were lower, mainly in the Flavors and Fragrances and Performance Specialties businesses with the main products of Vanillin being impacted by the strong competition from Asia and ethyl vanillin by very aggressive European competition. TADE sales were lower due to reduced demand and price. In the Agro market, there is the negative impact of DHPPA sales but other sales remained constant or slightly improved.

Other

Other includes our sales by other businesses: commercial resales made on behalf of non-Group companies and elimination of interdivision revenues.


Operating expenses

The table below sets forth financial data relating to our operating expenses in Q1 2003 and Q1 2004.

                                                                  2003      2004
                                                                 (In millions of
                                                                      euros)

Production costs and expenses................................    1,088     1,043
Selling and administrative expenses..........................      170       135
Research and development expenses............................       50        46
Depreciation and amortization................................      103        97
Restructuring charges and environmental costs................        8        23
Total operating expenses.....................................    1,419     1,344

Production Costs and Expenses

Production costs and expenses declined 4.1% to (euro)1,043 million in Q1 2004, compared with (euro)1,088 million in Q1 2003. Changes in the scope of consolidation accounted for 1% of this decline and changes in exchange rates accounted for 4.7%. Increases in crude oil, raw materials and energy costs accounted for a 1.5% increase in production costs and expenses. Other costs remained generally stable.


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

Selling and Administrative Expenses

Selling and administrative expenses declined by 20.6% from (euro)170 million in Q1 2003 to (euro)135 million in Q1 2004. Changes in the scope of consolidation contributed 0.3% to an increase, while changes in exchange rates and cost reduction action plans contributed 3.9% and 17%, respectively, to this decline.

Research and Development Expenses

Research and development expenses declined 8.0% to (euro)46 million (or 3.4% of sales) in Q1 2004, compared with (euro)50 million (or 3.5% of sales) in Q1 2003. Changes in the scope of consolidation contributed 0.5% to this decline and changes in exchange rates contributed 2.3%. More selective use of funds on fewer research and development projects resulted in an additional 4.2% decrease.

Depreciation and amortization

Depreciation and amortization decreased by 5.8% to (euro)97 million in Q1 2004 from (euro)103 million in Q1 2003. Changes in the scope of consolidation and changes in exchange rates had positive impacts of 0.3% and 4.1%, respectively, on our depreciation and amortization expense.

Restructuring charges and environmental costs

Restructuring and environmental costs increased from (euro)8 million in Q1 2003 to (euro)23 million in Q1 2004 principally due to the effects of new restructuring programs implemented in Q1 2004. These costs were principally related to the restructuring of the Perfumery, Performance and Agrochemicals Enterprise that recorded a (euro)15 million provision in Q1 2004, principally related to the restructuring of the St. Fons plant. Other restructuring costs, principally related to rationalizing service functions, amounted to (euro)3 million in Q1 2004. Environmental costs remained stable.

Operating Income/(Loss)

We reported an operating income of (euro)4 million in Q1 2004 compared with an operating income of (euro)9 million in Q1 2003. This decline was due principally to lower selling prices ((euro)34 million). Our operating income was also negatively affected by an increase in raw material prices ((euro)3 million), in particular petrochemical products, and changes in the scope of consolidation ((euro)4 million). The negative effect of exchange rate fluctuations ((euro)3 million), particularly the increase in value of the Euro against the U.S. dollar and Brazilian real, also affected our operating income. These negative factors were partially offset, by a significant increase in overall demand ((euro)25 million) and by a reduction in fixed costs, which had a positive effect of
(euro)29 million. Our operating income was also negatively affected by an increase in the provision for restructuring ((euro)15 million), in particular in the PP&A Enterprise. The strategic raw materials index remained essentially flat at an average of 101 in Q1 2004 compared with a base of 100 in 2003 and an index of 102 in Q1 2003.


The table below sets forth our operating income by Enterprise for the quarters ended March 31, 2003 and 2004.

                                                                  Operating
                                                                   Income
                                                             Q1             Q1
                                                            2003           2004
                                                              (in  millions of
                                                                   euros)

Consolidated operating income ....................             9              4
Contribution by Enterprise:
Polyamide ........................................            23             19
Eco Services .....................................            18             13
Acetow ...........................................            22             16
PPF ..............................................             6             13
HPCII ............................................            13             17
PPMC .............................................            (2)            (6)
RE3S .............................................            (3)            (2)
RPS ..............................................           (22)           (15)
PP&A .............................................             2            (17)
Other ............................................           (48)           (34)


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

The table below sets forth our estimates of the impact of the changes in the scope of consolidation and exchange rates on our operating income per Enterprise for the quarters ended March 31, 2003 and 2004:

                                                       Impact of changes in
                                                      Scope of        Exchange
                                                   Consolidation       Rates
                                                      (in millions of euros)

Polyamide........................................     (euro) 0        (euro) 0
Eco Services.....................................     (euro) 0        (euro)(1)
Acetow    .......................................     (euro) 0        (euro) 0
PPF..............................................     (euro)(4)       (euro)(2)
HPCII............................................     (euro) 0        (euro)(1)
PPMC.............................................     (euro) 0        (euro) 0
RE3S.............................................     (euro) 0        (euro) 0
RPS..............................................     (euro) 0        (euro) 1
PP&A.............................................     (euro) 0        (euro) 0
Other............................................     (euro) 0        (euro) 0
Total............................................     (euro)(4)       (euro)(3)

Polyamide

Operating income of the Polyamide Enterprise decreased 17.4% to (euro)19 million in Q1 2004 compared with (euro)23 million in Q1 2003. These decreases were attributable to lower average selling price particularly due to an unfavorable U.S. dollar exchange rate, partially compensated for by higher volumes in Engineering Plastics and Polyamide Intermediates and by favorable raw material costs and positive industrial performance.

Furthermore, the depreciation of the U.S. dollar against the Euro had a negative impact on our average selling prices, which affected the Enterprise as a whole and in particular the Polyamide Intermediates and Polymers business. This business was particularly affected because its production base is located in Europe while it exports its products to regions where sales are denominated primarily in U.S. dollars.

Eco Services

Operating income of the Eco Services Enterprise decreased 27.8% to (euro)13 million in Q1 2004 compared with (euro)18 million in Q1 2003. Eco Services was able to pass along only some of the increase in raw material prices ((euro)10 million), by increasing prices through the indexation to sulfur and gas prices ((euro)3 million). Despite reduced fixed costs, the negative impact of the European Energy trading business trend combined with only partial compensation of increased raw material costs resulted in a decrease of the operating income for Eco Services.

Acetow

Operating income of the Acetow Enterprise declined 27.3% to (euro)16 million in Q1 2004 compared with (euro)22 million in Q1 2003. The decline is attributable to lower average selling prices ((euro)10 million) due to unfavorable exchange rate of the U.S. dollar against the Euro and to lower sales volumes ((euro)2 million) due to a low market demand . These negative impacts were partially offset by favorable trends in raw material prices ((euro)6 million) under management action plans to optimize sourcing among various suppliers and by lower fixed costs ((euro)2 million).

PPF

Operating income of the PPF Enterprise increased 116.7% to (euro)13 million in Q1 2004 compared with (euro)6 million in Q1 2003. The increase is attributable to volume improvement in all businesses: Specialty Phosphates, Food, PPD and STPP ((euro)6 million), combined with price increases in Specialty Phosphates and PPD due to the lack of elemental phosphorus ((euro)2 million), and fixed cost reductions ((euro)4 million). Reduced amortization also had a positive impact of (euro)6 million while changes in the scope of consolidation ((euro)4 million), changes in exchange rates ((euro)2 million) and increases in raw material prices ((euro)3 million), primarily elemental phosphorus costs and energy prices had a negative impact on the operating result offsetting in part these positive trends.

HPCII

Operating income of the HPCII Enterprise increased 30.8% to (euro)17 million in Q1 2004 compared with (euro)13 million in Q1 2003. The increase is attributable to volume improvement in all segments, 60% of the growth coming from the industrial markets: Agro, Metal Treatment and Oil Field, 40% from Home and Personal Care (through new product launches) ((euro)6 million), combined with slight price increases in ethylene oxide derivatives reflecting raw material price increases ((euro)1 million), and fixed cost reductions ((euro)1 million), while changes in exchange rates ((euro)1 million) and increases in raw material prices ((euro)2 million), primarily ethylene oxide costs and energy prices that had a negative impact on the operating result partially offsetting the positive contributions.

PPMC

Operating income of the PPMC Enterprise declined 200% from negative (euro)2 million in Q1 2003 to negative (euro)6 million in Q1 2004. The decline was mainly due to a squeeze in margins during Q1 2004 ((euro)4 million) in two businesses: Performance Coatings business, because of temporary limitations in production rates that led to outsourcing of monomer production resulting in an increase in variable costs. The Solvents business in Brazil also experienced a margin squeeze under unfavorable U.S. dollar exchange rates. However, a favorable mix in Decorative Coatings and Additives had an overall positive impact of (euro)1 million. Fixed costs and depreciation were (euro)1 million higher vs. Q1 2003, due to persistent industrial reliability issues in the TDI unit which we believe have been solved at the end of March 2004.

RE3S

Operating income improved from negative (euro)3 million in Q1 2003 to a negative
(euro)2 million in Q1 2004. The improvement is attributable to the positive impact of higher volumes ((euro)8 million) achieved in all businesses, partially offset by a negative translation impact of (euro)0.3 million and by lower average selling prices ((euro)5 million) particularly in the Silicones business due to highly competitive pricing in the market. Fixed costs were higher compared with Q1 2003 due to an exceptional inventory write down in Rare Earths.

RPS

Operating income improved from negative (euro)34 million in Q1 2003 to a negative (euro)48 million in Q1 2004. The improvement is attributable to the positive impact of higher volumes ((euro)6 million) achieved in almost all businesses (strong sales of Rhodine and Building Blocks), helped with a positive translation impact of (euro)1 million. This positive impact was partially offset by lower average selling prices ((euro)3 million) while restructuring costs were lower year on year by (euro)4 million.

PP&A

Operating income of the PP&A Enterprise declined strongly from positive (euro)2 million in Q1 2003 to negative (euro)17 million in Q1 2004. The initial stage of the industrial restructuring was taken in Q1 2004 impacting significantly the operating result ((euro)15 million) with announcement of the closure of the St. Fons plant. The decline was also attributable to lower sales volumes ((euro)5 million) due to a slow market demand and ongoing serious competition and to lower average selling prices ((euro)1 million) due to an unfavorable exchange rate of the U.S. dollar against the Euro. These negative impacts were partially offset by lower fixed costs ((euro)2 million).

Other

Our operating losses from other activities decreased to (euro)29 million in Q1 2004 from (euro)35 million in Q1 2003. Other activities consist primarily of corporate charges, including centralized research and development costs that are considered "long-term" and thus not allocated to specific Enterprises, and certain financing transactions. The benefit of the acceleration of the restructuring plan relating to our Group's support and administrative functions and our Executive Committee had a positive impact of (euro)22 million partially offset by an increase in amortization and restructuring, (euro)5 million and
(euro)3 million, respectively.

Financial expense--Net

Financial expense--net increased to (euro)66 million in Q1 2004 compared with
(euro)27 million in Q1 2003. This substantial increase is primarily due to our
(euro)1 billion high yield bond offering which we completed in May 2003, as well as the increased interest rates applicable to our bank debt under the SCA and the cost of restructuring our financing. The average cost of our debt (the ratio of net financial expense to average debt) increased from 5% in Q1 2003 to 7% in Q1 2004.

Other income/(expense)--Net

Other income/(expense)--net represented a net expense of (euro)8 million in Q1 2004 compared with a net expense of (euro)8 million in Q1 2003.

Income Taxes

During Q1 2004, we recorded a tax charge of (euro)21 million compared with
(euro)16 million for Q1 2003.

Equity in earnings/(losses) of affiliated companies

Equity in earnings/(losses) of affiliated companies amounted to a loss of
(euro)11 million in Q1 2004 compared with a loss of (euro)9 million in Q1 2003. Nylstar's losses were due to the decline in demand, increases in raw material prices, the inability to pass along these increases to end customers and an industrial restructuring plan implemented by Nylstar in response to the persistent difficulties it faced in the textile markets.

Amortization of goodwill

Amortization of goodwill decreased by (euro)6 million in Q1 2004 to (euro)5 million compared with (euro)11 million in Q1 2003. This decrease is due primarily to exceptional impairment charges of (euro)546 million recorded in 2003 from the asset impairment tests and a (euro)20 million charge recorded as an impairment resulting from the divestment of our polyurethane flame retardants business in 2003.

Minority interests

Minority interests were stable at (euro)(1) million in Q1 2004 and Q1 2003.


Net Loss

Net loss amounted to (euro)108 million for Q1 2004, or (euro)0.60 per share. In Q1 2003, we reported a net loss of (euro)63 million, or (euro)0.35 per share. The average number of shares used to calculate the loss per share was 179,309,188 shares in Q1 2004 as well as in Q1 2003

Liquidity and Capital Resources

From time to time in this section, we discuss EBITDA ("earnings before interest, tax, depreciation and amortization") and EBITDAR ("earnings before interest, tax, depreciation, amortization and rental payments"). EBITDA and EBITDAR are not measures of performance under U.S. GAAP or French GAAP and should not be considered as an alternative to (a) operating income or net income as a measure of our operating performance, (b) cash flows from operating, investing and financing activities as a measure of our ability to meet our cash needs or (c) any other measure of performance under U.S. GAAP or French GAAP. Under SEC rules, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Debt Refinancing

As of March 31, 2004, our principal sources of liquidity were cash flow generated from operations and various sources of external financing, including borrowings and the issuance of debt securities as described below. In addition to these sources of financing, we also sell trade receivables in order to provide cash for our operations.

Because of our difficulties in generating net cash from our operating activities and our restricted access to external sources of financing as further described below, our ability to meet our short-term financial obligations and finance our capital expenditures and operating activities depends on the success of our refinancing plan and asset disposal program. Although we believe that our available sources of liquidity, together with the gross proceeds of the recapitalization and refinancing plan and our asset disposal program, will be sufficient to satisfy our financing needs during 2004 and 2005, this may prove not to be the case.

We will continue to have significant liquidity needs in the medium-term that we will not be able to meet without obtaining additional external financing or renegotiating existing facilities. Based on our current assumptions as to liquidity needs and operating conditions, including exchange rates and raw material prices, among others, we currently expect that after taking into account the gross proceeds of the recapitalization and refinancing plan and our asset disposal program, our current sources of liquidity, together with amounts drawn under the Refinancing Facilities Agreement, should be sufficient to meet our liquidity needs through the end of 2005. In March 2006, (euro)300 million of notes we issued under our Euro Medium Term Note Program and (euro)565 million that we expect to draw under the Refinancing Facilities Agreement will mature (after mandatory prepayment). Our ability to refinance this indebtedness will depend in part on our ability to maintain existing sources and obtain new sources of liquidity. Our efforts to maintain and obtain such sources may not succeed, and the costs relating to any such refinancing could be material. This could have a material adverse impact on our liquidity, results of operations and financial condition.

These expectations of our future liquidity are forward-looking statements based on a number of assumptions, including assumptions regarding expected cash flows from operations, interest rates, raw material prices and current exchange rates, as well as proceeds from asset disposals. Assumptions regarding such factors are subject to inherent uncertainties, as well as to the risks described elsewhere herein. Our assumptions and beliefs may prove incorrect, which could cause our actual liquidity to vary.


Refinancing Facilities Agreement

On March 31, 2004, we entered into a new syndicated, multi-currency revolving secured credit facility (the "Refinancing Facilities Agreement" or "RFA") as provided for under the SCA. The Refinancing Facilities have been granted in favor of our company and our subsidiaries and is guaranteed by us. The purpose of the Refinancing Facilities is to refinance certain Affected Facilities under the SCA, which represented a total of approximately (euro)812 million on December 31, 2003 (the "Refinanced Facilities"). The Refinancing Facilities Agreement provides for a (euro)639 million multi-currency revolving secured medium-term credit facility maturing on March 30, 2006, and a short-term multi-currency revolving secured line of credit of (euro)119 million maturing on July 31, 2004. We refer to these facilities as the "Refinancing Facilities" below. On May 14, 2004, amounts borrowed under the SCA were repaid in full and the SCA was terminated. In addition,(euro)565 million was available under the RFA's (euro)639 million medium-term credit facility (after mandatory prepayments) and the (euro)119 million short-term credit facility was cancelled in full.

The interest rate on amounts to be borrowed under the Refinancing Facilities Agreement is the aggregate of the applicable margin and either Euribor, Libor or Pibor (depending on the currency of the loan). We are required to pay a commission equal to 1% of the total commitment under the Refinancing Facilities Agreement on draw down, as well as a commitment fee of 45% of the applicable margin.

We can only use the Refinancing Facilities to refinance certain Affected Facilities designated under the terms of the SCA in full, and thereafter only for general corporate, working capital or financing purposes.

The security we granted under the SCA (which includes shares of certain subsidiaries and a joint venture, and the right to prepayment under intragroup loans) were extended to cover the Refinancing Facilities. Under an intercreditor and security sharing deed, the Refinancing Facilities lenders, the lessors under three of our leases and the U.S. private placement noteholders (collectively the "Secured Creditors") have agreed to share the proceeds of any security. This agreement provides for the mechanics as between the Secured Creditors relating to enforcement of security interests and the sharing of proceeds. This agreement also provides for the appointment of a security agent and sets out its powers and duties vis-a-vis the Secured Creditors.

Under a subordination agreement, we also agreed to subordinate our repayment obligations under certain loans from our subsidiaries to the repayment of the secured creditors. We will continue to make scheduled repayments of debt to those subsidiaries until there is an event of default under our finance documents.


The RFA representations and warranties, undertakings and events of default are based essentially on the SCA. The Refinancing Facilities Agreement contains the following financial covenants, which we will be required to meet at the dates indicated:

                        Consolidated Net                                                   Actual
                         Indebtedness /   EBITDAR / Net Financial                       Restructuring
                            Adjusted             Expenses          Consolidated Net   Costs / Budgeted
                            EBITDAR                                  Indebtedness    Restructuring Costs

03/31/04..............      9.5:1.0              1.75:1.0        (euro)4.05 billion           -
06/30/04..............      9.5:1.0              1.20:1.0        (euro)3.45 billion           -
09/30/04..............      9.0:1.0              1.20:1.0        (euro)3.45 billion           -
12/31/04..............      9.0:1.0              1.20:1.0        (euro)3.35 billion          115%
03/31/05..............      7.6:1.0              1.35:1.0        (euro)3.35 billion           -
06/30/05..............      6.4:1.0              1.60:1.0        (euro)3.25 billion          120%
09/30/05..............      6.0:1.0              1.80:1.0        (euro)3.25 billion           -
12/31/05..............      5.7:1.0              2.00:1.0        (euro)3.25 billion          130%

Consolidated net financial indebtedness as defined in the Refinancing Facilities Agreement includes long-term debt, bank overdrafts, current portion of long-term debt, plus guarantees by us with respect to indebtedness of third parties, joint ventures or unconsolidated subsidiaries, amounts outstanding under our securitization programs or leases and short-term borrowings less the aggregate of available cash, short-term deposits and marketable securities. Adjusted EBITDAR corresponds to the EBITDAR of Rhodia and each relevant subsidiary. EBITDAR is defined as operating income (before restructuring costs and after the cash impact of provisions other than provisions for restructuring) plus depreciation and amortization of tangible and intangible assets plus the aggregate amount of any lease rental payments. A relevant subsidiary is defined as an unconsolidated subsidiary or joint venture entity in which we own or effectively control at least 20% of the capital and voting rights, and for which a guarantee, indemnity or similar assurance of financial indebtedness has been given. Net financial expenses are defined as the aggregate of interest on financial debt and financing operations, after capitalization of financial expenses related to financing of certain assets and incorporated in the purchase cost of such assets, less the interest income from financial assets.

The prepayment events specified in the SCA, including those with respect to a change in control of our company; or the adoption of a dissolution or liquidation plan relating to our company, apply equally to the Refinancing Facilities Agreement. In addition, the following amounts are required to be applied in mandatory prepayment and cancellation of the Refinancing Facilities:
(a) 50% of net proceeds in excess of (euro)850 million generated from our asset disposal program, (b) 25% of net proceeds from any equity or related rights issue occurring after the termination of the SCA, and (c) 50% of the net proceeds from any capital markets issue by us or any of our subsidiaries occurring after the termination of the SCA. We have obtained waivers of the mandatory prepayment provision referred to in (c) of the preceding sentence that will allow us to retain the first (euro)350 million in proceeds from this offering and allow us to limit the 50% prepayment obligation to the amount above
(euro)350 million. These waivers, which also permitted us to prepay the
(euro)451 million of our European Medium Term Notes due 2005, were conditioned on completion of our recent high yield notes offering with gross proceeds of not less than (euro)700 million.

Subsequent Refinancing Events

         Rights Offering

On May 7, 2004, we issued 448,272,970 new shares in an underwritten rights offering, which generated gross proceeds of (euro)471 million. Under the terms of the rights offering, two rights entitled a holder to purchase five shares at the subscription price of (euro)1.05 per new share. The rights offering consisted of a public offering in France and a private placement to institutional investors elsewhere, including to qualified institutional buyers in the United States. Aventis, which, as of April 6, 2004 held 27,460,052 shares in our company (or 15.3% of our share capital), subscribed to the rights offering pro rata to its shareholding.


         (euro)700 Million High Yield Bond Private Placement

On May 17, 2004, we issued approximately (euro)700 million of high yield bonds through a private placement to international institutional investors.

The new high yield bonds consist of two tranches:

         o $648 million aggregate principal amount at maturity of 10 1/4% senior notes due June 1, 2010, and
         o (euro)181 million aggregate principal amount at maturity of 10 1/2% senior notes due June 1, 2010.

Interest on the new high yield bonds is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2003.

The new high yield bonds are unsecured and rank pari passu in right of payment with all of our existing and future unsecured senior debt, including our senior high yield notes issued in 2003 and are senior in right of payment to our subordinated indebtedness including our senior subordinated high yield notes issued in 2003.

The indentures governing the new high yield bonds contain restrictive covenants that we, and our subsidiaries, must comply with. These include restrictions on our ability to incur additional indebtedness, guarantee debt, create certain liens, enter into certain sale and leaseback transactions, pay dividends and make other distributions, make certain investments, use the proceeds from asset sales, and merge or consolidate.

We have the right to redeem up to 35% of each tranche of the bonds with the net proceeds of one or several equity offerings on any one or more occasions at any time prior to June 1, 2007. We may also redeem all of either or both tranches in the event of certain changes to tax law. Furthermore, if a change of control occurs, each high yield bond holder can require us to purchase all or part of its debt.

Consolidated Statements of Cash Flows

Net cash provided (used) by operating activities

Net cash used by operating activities increased from (euro)128 million in Q1 2003 to (euro)266 million net cash used by operating activities in Q1 2004. The decline was due principally to the increase in our net loss, which increased from a loss of (euro)63 million in Q1 2003, to a loss of (euro)108 million in Q1 2004, as well as changes in our working capital requirements from negative working capital of (euro)145 million in Q1 2003, to negative working capital of
(euro)233 million in Q1 2004, principally due to decreases in our other operating assets and liabilities and increases in accounts receivable.

The decline in operating cash is due to a combination of both general structural factors and factors specific to us. The structural factors are associated with the specialty chemicals industry and the global economy, and include a decline in demand, higher raw materials prices, and the appreciation of the euro against the dollar. Those factors specific to us include restructuring costs and increased financial expenses. The effect of changes in operating working capital had a negative impact of (euro)271 million in Q1 2004, of which (euro)38 million was due to a decline in securitization transactions and the sale of receivables compared to a negative impact of (euro)127 million in Q1 2003.

Net cash used by investing activities

Net cash provided by investing activities was (euro)159 million for Q1 2004 compared with (euro)74 million of net cash used by investing activities for Q1 2003. The underlying factors are as follows:

         o Additions to property, plant and equipment were reduced to (euro)40 million in Q1 2004 from (euro)66 million in Q1 2003 in line with our announced plans to significantly reduce capital expenditures.

         o Other capital investments, which include principally expenditures on
           (i) operational assets, such as computer software, patents and licenses, and (ii) equity investments in connection with our overall development, amounted to (euro)8 million for Q1 2004 compared with
           (euro)3 million for Q1 2003.
         o Cash proceeds from disposals of assets amounted to (euro)10 million in Q1 2004, compared with (euro)12 million in Q1 2003. Asset disposals consisted principally of divestitures of the businesses.

Net cash provided/(used) by financing activities

Net cash provided/(used) by financing activities comes primarily from changes in short-term and long-term borrowing.

         o In Q1 2004, net cash used by financing activities amounted to
           (euro)72 million compared with net cash provided by financing activities of (euro)462 million in Q1 2003. In Q1 2004, net cash used by financing activities amounted to (euro)72 million due mainly to a net repayment of long-term borrowings of (euro)114 million and a
           (euro)42 million increase in short-term borrowings.
         o In Q1 2003, we recorded a net increase in new borrowings of (euro)462 million generated primarily by new net long-term borrowings of
           (euro)344 million and a (euro)118 million increase in short-term borrowings.

Consolidated Balance Sheet

Operating working capital

Our operating working capital (defined as accounts receivable, before the impact of sales of receivables under our securitization program, plus inventories, less accounts payable) was (euro)878 million on March 31, 2004 compared with
(euro)776 million on December 31, 2003, representing an increase of 13.1%. Our ratio of operating working capital to net sales increased from 14.1% at the end of Q4 2003 to 15.6% for Q1 2004 end of period, primarily as a result of the increase in credit to customers.

Consolidated indebtedness

At March 31, 2004, our long-term financial debt (including the debt relating to capitalized leases) amounted to (euro)2,229 million, our short-term financial debt (short-term borrowings and current portion of long-term debt) amounted to
(euro)1,072 million and we had cash and cash equivalents and marketable securities amounting to (euro)409 million. Our consolidated net debt (defined as long-term debt, plus short-term borrowings and current portion of long-term debt, less cash and cash equivalents and marketable securities) increased by
(euro)325 million to (euro)2,892 million as of March 31, 2004 from (euro)2,567 million as of December 31, 2003. The increase in our consolidated net debt is due primarily to (i) cash used by operations of (euro)266 million, (ii) capital expenditures of (euro)40 million, (iii) decrease of the efficiency of our securitization program of (euro)38 million, and (iv) other favorable effects of
(euro)19 million, including primarily the favorable impact of converting U.S. dollar denominated debt into other currencies.

Provisions and other long-term liabilities

Long-term contingency reserves amounted to (euro)954 million as of March 31, 2004. These reserves include primarily reserves for pension and retirement expenses of (euro)637 million and a provision for deferred taxes of (euro)119 million. Other long-term liabilities amounted to (euro)74 million.

Stockholders' equity and minority interests

Stockholders' equity including minority interests was (euro)215 million as of March 31, 2004, a decline of (euro)60 million compared with the (euro)275 million recorded as of December 31, 2003. This decline is due primarily to the net loss of (euro)108 million for Q1 2004, partially offset by a positive translation adjustment of (euro)47 million (due primarily to the increase of the U.S. dollar and the pound sterling relative to the Euro). Our stockholders equity as of March 31, 2004 does not reflect our issuance of 448,272,970 new shares in an underwritten rights offering which we completed on May 7, 2004.

Ratio of Earnings to Fixed Charges

--------------------------------------------------------------------------------------------------------------
                                                                         Three Months Ended March 31, 2004
                                                                       ---------------------------------------
                                                                           (French GAAP)      (U.S. GAAP)
--------------------------------------------------------------------------------------------------------------
                                                                       (in millions of (euro) except ratios)
Fixed Charges:
Interest expense, including amortization of premiums, discounts, capitalized expenses related to indebtedness, plus capitalized
  interest                                                                       61               61
Reasonable approximation of the interest factor within rental expense (1)         2                2
--------------------------------------------------------------------------------------------------------------
                                                                                 63               63
--------------------------------------------------------------------------------------------------------------
Earnings:
Pre-tax income/(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/(loss) from
  equity investees (2)                                                          (75)             (73)
Fixed charges                                                                    63               63
Amortization of capitalized interest                                              2                2
Distributed income of equity investees                                           --               --
Capitalized interest                                                             (1)              (1)
--------------------------------------------------------------------------------------------------------------
                                                                                (11)              (9)
--------------------------------------------------------------------------------------------------------------
Ratio of Earnings to Fixed Charges                                          Note (3)         Note (3)
--------------------------------------------------------------------------------------------------------------

(1) We assumed one-third of rental expense relating to operating leases as the interest portion thereof, as management believes that it represents a reasonable approximation of the interest factor.
(2) The differences in pre-tax income/(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/(loss) from equity investees between French GAAP and U.S. GAAP for the three months ended March 31, 2004 relate to the amortization of goodwill and indefinite-lived assets for French GAAP but not for U.S. GAAP and to the accounting for disposals of businesses, that qualified as a component of an entity, as discontinued operations for U.S. GAAP but not for French GAAP.
(3) The ratio coverage was less than 1:1 due to our loss for the three months ended March 31, 2004. To achieve a coverage ratio of 1:1, we must generate additional earnings of (euro)74 million for French GAAP and
     (euro)72 million for U.S. GAAP.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



Condensed Consolidated Balance Sheets

Assets

--------------------------------------------------------------------------------

                                                                     March 31,
December 31,                                                           2004
   2003        (In millions of (euro))                             (Unaudited)
--------------------------------------------------------------------------------

       437      Goodwill                                                   445
--------------------------------------------------------------------------------

       132      Other intangible assets                                    131

     2,526      Tangible assets                                          2,527

                Investments and other assets:

       170        Deposits and long-term receivables                       196

       123        Investments accounted for by the equity method           111

        54        Investments at cost                                       54

       526        Other assets                                             562

--------------------------------------------------------------------------------

     3,968      Total long-term assets                                   4,026
--------------------------------------------------------------------------------
       726      Inventories                                                745

       311      Accounts receivable                                        423

       758      Other current assets                                       837

       253      Marketable securities                                       71

       513      Cash and cash equivalents                                  338
--------------------------------------------------------------------------------

     2,561      Total current assets                                     2,414
--------------------------------------------------------------------------------

     6,529      Total assets                                             6,440
--------------------------------------------------------------------------------



The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



Condensed Consolidated Balance Sheets

Liabilities and Stockholders' Equity

--------------------------------------------------------------------------------

                                                                      March 31,
December 31,                                                             2004
   2003      (In millions of (euro))                                 (Unaudited)
--------------------------------------------------------------------------------

       179   Common stock                                                   179

     2,513   Additional paid-in capital                                     807

   (1,841)   Retained earnings/(deficit)                                   (243)

     (599)   Cumulative translation adjustment                             (552)
--------------------------------------------------------------------------------

       252   Total stockholders' equity                                     191
--------------------------------------------------------------------------------

        23   Minority interests                                              24
--------------------------------------------------------------------------------

       275   Total stockholders' equity and minority interests              215

       945   Reserves for pensions, deferred income taxes and other
             costs in excess  of one year                                   954

        70   Other long-term liabilities                                     74

     1,886   Long-term debt                                               2,229

     1,447   Short-term borrowings and current portion of long-term debt  1,072

       784   Accounts payable                                               797

       311   Short-term reserves for pensions, deferred income taxes and    324
             other costs

       811   Other current liabilities                                      775
--------------------------------------------------------------------------------

     3,353   Total current liabilities                                    2,968
--------------------------------------------------------------------------------

     6,529   Total Liabilities and Stockholders' Equity                   6,440
--------------------------------------------------------------------------------


The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2004 and 2003 and the Year Ended December 31, 2003

------------------------------------------------------------------------------------------------------
                                                                        Three Months    Three Months
   Twelve                                                                  Ended           Ended
 Months Ended                                                             March 31,       March 31,
 December 31,                                                               2004            2003
    2003        (In millions of(euro))                                   (Unaudited)     (Unaudited)
------------------------------------------------------------------------------------------------------

       5,453    Net sales                                                    1,348           1,428
------------------------------------------------------------------------------------------------------

      (4,218)   Production costs and expenses                               (1,043)         (1,088)

        (612)   Administrative and selling expenses                           (135)           (170)

        (187)   Research and development expenses                              (46)            (50)

        (524)   Depreciation and amortization                                  (97)           (103)

         (71)   Restructuring and environmental costs                          (23)             (8)
------------------------------------------------------------------------------------------------------

        (159)   Operating income/(loss)                                          4               9

        (250)   Financial expense - net                                        (66)            (27)

         (98)   Other income/(expense) - net                                    (8)             (8)
------------------------------------------------------------------------------------------------------

        (507)   Income/(loss) of consolidated subsidiaries                     (70)            (26)
                before income taxes

        (142)   Income taxes                                                   (21)            (16)
------------------------------------------------------------------------------------------------------

        (649)   Income/(loss) of consolidated subsidiaries                     (91)            (42)

         (95)   Equity in earnings/(losses) of affiliated companies            (11)             (9)

        (602)   Amortization of goodwill                                        (5)            (11)
------------------------------------------------------------------------------------------------------

      (1,346)   Income/(loss) before minority interests                       (107)            (62)

          (5)   Minority interests                                              (1)             (1)
------------------------------------------------------------------------------------------------------

      (1,351)   Net income/(loss)                                             (108)            (63)
------------------------------------------------------------------------------------------------------
                Earnings/(loss) per share (in (euro))

       (7.53)   o Basic                                                      (0.60)          (0.35)

 179,309,188    o Average shares outstanding                           179,309,188     179,309,188

       (7.53)   o Diluted                                                    (0.60)          (0.35)

 179,309,188    o Average shares after dilution                        179,309,188     179,309,188
------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2004 and 2003 and the Year Ended December 31, 2003

------------------------------------------------------------------------------------------------------
                                                                        Three Months    Three Months
   Twelve                                                                  Ended           Ended
 Months Ended                                                             March 31,       March 31,
 December 31,                                                               2004            2003
    2003        (In millions of(euro))                                   (Unaudited)     (Unaudited)
------------------------------------------------------------------------------------------------------
      (1,351)   Net income/(loss)                                           (108)           (63)
------------------------------------------------------------------------------------------------------
                Adjustments to reconcile net income/(loss) to net cash
                provided by/(used for) operating activities:

           5    Minority interests                                             1              1

       1,126    Depreciation and amortization of assets                      102            114

          79    Change in operating reserves                                  14              5

          92    Change in financial reserves                                   4             (1)

          95    Equity in (earnings)/losses of affiliated companies           11              9

           2    Dividends received from affiliated companies                   -              -

          31    Net (gains)/losses from disposals of assets                   (2)             1

         102    Deferred income taxes                                          7             (5)

         (35)   Unrealized exchange differences                              (23)            (6)

                Change in working capital:

          63    (Increase)/decrease in inventories                            (5)            (1)

          33    (Increase)/decrease in accounts receivable                  (125)           (89)

        (144)   Increase/(decrease) in accounts payable                        3              2

        (125)   Increase/(decrease) in other operating assets and           (145)           (95)
                liabilities
------------------------------------------------------------------------------------------------------
         (27)   Net cash provided by/(used for) operating activities        (266)          (128)
------------------------------------------------------------------------------------------------------
        (233)   Additions to property, plant and equipment                   (40)           (66)

         (42)   Other capital investments                                     (8)            (3)

          92    Proceeds from disposals of assets                             10             12

        (173)   (Increase)/decrease in loans and short-term investments      197            (17)
------------------------------------------------------------------------------------------------------
        (356)   Net cash provided by/(used for) investing activities         159            (74)
------------------------------------------------------------------------------------------------------
         (22)   Dividends paid to Rhodia stockholders                          -              -

       2,370    New long-term borrowings                                     169            477

      (1,348)   Repayments of long-term borrowings                          (283)          (133)

        (240)   Increase/(decrease) in short-term borrowings                  42            118
------------------------------------------------------------------------------------------------------
         760    Net cash provided by/(used for) financing                    (72)           462
                activities
------------------------------------------------------------------------------------------------------
          (7)   Net effect of exchange rate changes on cash                    4             (1)
------------------------------------------------------------------------------------------------------
         370    Increase/(decrease) in cash and cash equivalents            (175)           259

         143    Cash and cash equivalents at beginning of period             513            143
------------------------------------------------------------------------------------------------------
         513    Cash and cash equivalents at end of period                   338            402
------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



Condensed Consolidated Statements of Stockholders' Equity for the Year Ended December 31, 2003 and the Three Months Ended March 31, 2004

------------------------------------------------------------------------------------------------------------------
                                                   Additional   Retained      Net      Cumulative       Total
                                         Common     paid-in     earnings/   income/    translation  Stockholders'
  (In millions of(euro))                 stock      capital     (deficit)    (loss)    adjustment      Equity
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
December 31, 2002                          179        2,514        (414)         (4)       (440)          1,835
------------------------------------------------------------------------------------------------------------------
Allocation to retained earnings                          (1)         (3)          4                           -

Dividends paid                                                      (22)                                    (22)

Net loss                                                                     (1,351)                     (1,351)

Change in accounting
principles (1)                                                      (48)                                    (48)

Translation                                                          (3)                   (159)           (162)
------------------------------------------------------------------------------------------------------------------

December 31, 2003                          179        2,513        (490)     (1,351)       (599)            252
------------------------------------------------------------------------------------------------------------------

Allocation to retained earnings                      (1,706)       (355)      1,351                           -

Dividends paid                                                                                                -

Net loss                                                                       (108)                       (108)

Translation                                                                                  47              47
------------------------------------------------------------------------------------------------------------------
March 31, 2004 (Unaudited)                 179          807        (135)       (108)       (552)            191
------------------------------------------------------------------------------------------------------------------

(1) The change in accounting principles relates to long-term service payments to employees.



The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



Notes to Condensed Consolidated Financial Statements

Note 1 - Accounting Policies

The interim condensed consolidated financial statements for the three months ended March 31, 2004 have been prepared using the accounting policies and principles used for the 2003 audited consolidated financial statements, adapted for interim closing procedures in which Rhodia uses more estimates than in year-end closings, in accordance with:

      o rule n(degree) 99-02 issued by the Comite de la Reglementation Comptable relating to consolidated financial statements of commercial societies and public companies,
      o regulation 99.R.01 issued by the Conseil National de la Comptabilite relating to interim financial statements.

Note 2 - Scope of Consolidation and Comparability

There were no significant changes in the reporting entity for the three months ended March 31, 2004.

Changes in the reporting entity that occurred during 2003, principally relating to the disposals of the flame retardants and industrial additives businesses, do not allow a direct comparison between the three months ended March 31, 2004 and the three months ended March 31, 2003.

Based on a comparable basis of reporting entity, net sales and operating income would have been (euro)1,347 million and (euro)2 million, respectively, for the three months ended March 31, 2004.

Since net sales declined only 5%, no pro forma accounts are required.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



Note 3 - Segment Information

In connection with its reorganization and rationalization programs, Rhodia has reorganized its previous internal structure, which was based on four market-oriented divisions, into a new organization comprised of nine enterprises. Prior year's data was reclassified.

----------------------------------------------------------------------------------------------------------------------------
                                     Perfumery,                  Home,        Phosphorus,                     Performance
                         Rhodia     Performance             Personal Care &  Phosphates &                     Products for
                         Pharma         &                     Industrial         Food        Eco             Multifunctional
(In millions of(euro))  Solutions  Agrochemicals  Polyamide   Ingredients    Ingredients   Services  Acetow      Coatings
----------------------------------------------------------------------------------------------------------------------------
Three months ended
March 31, 2004:

Net sales                     66          84          350          160            265          48       94          126
Intersegment sales           (1)         (7)         (20)          (5)           (15)           -        -          (6)
Net sales - external          65          77          330          155            250          48       94          120
Operating income            (15)        (17)           19           17             13          18       16          (6)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                     Perfumery,                  Home,        Phosphorus,                     Performance
                         Rhodia     Performance             Personal Care &  Phosphates &                     Products for
                         Pharma         &                     Industrial         Food        Eco             Multifunctional
(In millions of(euro))  Solutions  Agrochemicals  Polyamide   Ingredients    Ingredients   Services  Acetow      Coatings
----------------------------------------------------------------------------------------------------------------------------
Three months ended
March 31, 2003:

Net sales                     68          96          359          164            292          48      110          135
Intersegment sales           (2)         (8)         (19)          (4)           (14)           -        -          (6)
Net sales - external          66          88          340          160            278          48      110          129
Operating income            (22)           2           23           13              6          13       22          (2)
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                     Perfumery,                  Home,        Phosphorus,                     Performance
                         Rhodia     Performance             Personal Care &  Phosphates &                     Products for
                         Pharma         &                     Industrial         Food        Eco             Multifunctional
(In millions of(euro))  Solutions  Agrochemicals  Polyamide   Ingredients    Ingredients   Services  Acetow      Coatings
----------------------------------------------------------------------------------------------------------------------------
Twelve months ended
December 31, 2003:

Net sales                    260         366        1,373          609          1,108         213      424          523
Intersegment sales           (4)        (31)        (101)         (17)           (57)           -        -         (21)
Net sales - external         256         335        1,272          592          1,051         213      424          502
Operating income           (109)        (11)           55           42           (70)          44       72          (1)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------
                         Rare Earths,
                         Silicones &
                           Silica
(In millions of(euro))     Systems    Other  Consolidated
----------------------------------------------------------
Three months ended
March 31, 2004:

Net sales                    188        30        1,411
Intersegment sales           (8)       (1)         (63)
Net sales - external         180        29        1,348
Operating income             (2)      (34)            4
----------------------------------------------------------

----------------------------------------------------------
                         Rare Earths,
                         Silicones &
                           Silica
(In millions of(euro))     Systems    Other  Consolidated
----------------------------------------------------------
Three months ended
March 31, 2003:

Net sales                    186        35        1,493
Intersegment sales           (8)       (4)         (65)
Net sales - external         178        31        1,428
Operating income             (3)      (48)            9
----------------------------------------------------------


----------------------------------------------------------
                         Rare Earths,
                         Silicones &
                           Silica
(In millions of(euro))     Systems    Other  Consolidated
----------------------------------------------------------
Twelve months ended
December 31, 2003:

Net sales                    721       124        5,721
Intersegment sales          (30)       (7)        (268)
Net sales - external         691       117        5,453
Operating income             (3)     (178)        (159)
----------------------------------------------------------

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



Note 4 - Other Income/(Expense) - Net

--------------------------------------------------------------------------------
 December 31,                                               March 31,  March 31,
    2003       (In millions of(euro))                         2004       2003
--------------------------------------------------------------------------------
     (31)      Gains/(losses) on disposals of assets - net     2         (3)

      13       Net gains/(losses) on foreign currency         (5)         4

       2       Dividends from other investments                -          -

     (30)      Losses on financial assets                      -          -

     (21)      Loss on sales of receivables                   (4)        (6)

     (31)      Other income/(expense) - net                   (1)        (3)
--------------------------------------------------------------------------------
     (98)      Total                                          (8)        (8)
--------------------------------------------------------------------------------

Note 5 - Income Taxes

Principally as a result of not recording deferred income tax benefits relating to losses incurred during the first quarter of 2004, in particular in France, for approximately (euro)44 million, income tax expense for the three months ended March 31, 2004 amounted to (euro)(21) million despite a consolidated loss before income taxes of (euro)(70) million.

Note 6 - Financial Debt

a) Refinancing Facilities Agreement:

On March 31, 2004, Rhodia entered into a new syndicated, multi-currency revolving secured credit facility (the "RFA") for (euro)758 million. This facility replaces the Secured Coordination Agreement that was entered into on December 23, 2003. The RFA consists of a (euro)639 million medium-term credit facility maturing on March 30, 2006, and a (euro)119 million short-term line of credit maturing on July 31, 2004. Rhodia's ability to draw down under the RFA is subject to certain conditions precedent, including the receipt of at least
(euro)300 million in net cash proceeds from the new issue of capital launched on April 13, 2004 (see Note 8).

On May 14, 2004, amounts borrowed under the SCA were repaid in full and the SCA was terminated. In addition, on May 14, 2004, Rhodia drew down (euro)563 million under the RFA's (euro)639 million medium-term credit facility and cancelled in full the RFA's (euro)119 million short-term credit facility.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



b) Financial debt analysis:

-----------------------------------------------------------------------------------------------
      March 31, 2004 (In millions of(euro))          Amount      Maturity       Interest Rate
-----------------------------------------------------------------------------------------------
Euro medium-term notes                                 500       05/31/2005          6.25%
Euro medium-term notes                                 300       03/26/2006          6.00%
U.S. private placement notes (1)                        88       06/30/2004          9.00%
U.S. private placement notes (1)                        31       06/30/2004          9.45%
Senior notes $ tranche                                 164       06/01/2010       7.625% (2)
Senior notes(euro)tranche                              200       06/01/2010        8.00% (2)
Senior subordinated notes $ tranche                    315       06/01/2011       8.875% (2)
Senior subordinated notes(euro)tranche                 300       06/01/2011        9.25% (2)
Revolving syndicated and other bilateral credit                                 Libor + 0.25%
facilities                                           1,074        2004-2007        to 3.05%
Capital lease obligations                              272        2005-2011
Other obligations                                       35        2008-2016       1% to 7.9%
Commercial paper                                        22       1-3 months     Euribor + 0.4%
-----------------------------------------------------------------------------------------------
Total Debt                                           3,301
---------------------------------------------------------------

-----------------------------------------------------------------------------------------------
      December 31, 2003 (In millions of(euro))        Amount     Maturity       Interest Rate
-----------------------------------------------------------------------------------------------
Euro medium-term notes                                 500       05/31/2005          6.25%
Euro medium-term notes                                 300       03/26/2006          6.00%
U.S. private placement notes (1)                       170       06/30/2004          9.00%
U.S. private placement notes (1)                        59       06/30/2004          9.45%
Senior notes $ tranche                                 158       06/01/2010       7.625% (2)
Senior notes(euro)tranche                              200       06/01/2010        8.00% (2)
Senior subordinated notes $ tranche                    305       06/01/2011       8.875% (2)
Senior subordinated notes(euro)tranche                 300       06/01/2011        9.25% (2)
Revolving syndicated and other bilateral credit                                 Libor + 0.25%
facilities                                           1,025        2004-2007        to 3.05%
Capital lease obligations                              264        2004-2006
Other obligations                                       34        2008-2016       1% to 7.9%
Commercial paper                                        18       1-3 months     Euribor + 0.4%
-----------------------------------------------------------------------------------------------
Total Debt                                           3,333
---------------------------------------------------------------

(1)  Rhodia repaid one half of these notes on February 20, 2004.
(2) Since November 28, 2003, the interest rates were raised by 0.25%. This increase will be in place until the bonds are registered. Interest rate also excludes the impact of an interest rate swap.

All financial debt is non-convertible and is senior debt unless otherwise noted.

Note 7 - Commitments and Contingencies

a) Environmental matters:

Rhodia is involved in certain environmental matters in the normal course of business, involving remediation activities relating to soil and ground contamination at some sites. Rhodia believes that there are no new significant actions other than those disclosed in Note 25 to the 2003 audited consolidated financial statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



Under certain conditions, Rhodia may claim indemnification from Aventis, pursuant to the Environmental Indemnification Agreement with Aventis, dated May 26, 1998, with respect to costs that may arise from certain unanticipated environmental liabilities. On March 27, 2003, Rhodia and Aventis entered into an agreement to settle Rhodia's present and future claims under the Environmental Indemnification Agreement. Pursuant to the settlement, Aventis agreed to pay Rhodia a total of (euro)88 million, which amount includes the (euro)26 million received in 2002 and (euro)31 million received in 2003. The remaining (euro)31 million outstanding is recorded as a long-term receivable (included in Other assets) and bears interest at 7% through the date of payment. On April 23, 2004, Rhodia received the remaining amount due from Aventis.

b) Foreign exchange risk, interest rate and price variation management:

Rhodia believes that there are no significant changes in foreign exchange risk, interest rate and price variation management, management of risk of oil-based commodities and concentration of counterparty risk other than those disclosed in
Note 25 to the 2003 audited consolidated financial statements.

c) Claims and litigation:

Rhodia is involved in certain litigation in the normal course of business, involving primarily product liability claims, claims by the buyers of businesses previously sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace. Rhodia believes that there are no new significant actions in which Rhodia would be required to record a provision other than those disclosed in Note 25 to the 2003 audited consolidated financial statements.

Note 8 - Subsequent Events

On May 7, 2004, Rhodia issued 448,272,970 new shares in an underwritten rights offering, which generated gross proceeds of (euro)471 million. Under the terms of the rights offering, two rights entitled a holder to purchase five shares at the subscription price of (euro)1.05 per new share. The rights offering consisted of a public offering in France and a private placement to institutional investors elsewhere, including to qualified institutional buyers in the United States.

On May 17, 2004, Rhodia issued approximately (euro)700 million of high yield bonds through a private placement to international institutional investors. The new high yield bonds consist of two tranches:

   o $648 million aggregate principal amount of 10 1/4% senior notes due June 1, 2010, and

   o (euro)181 million aggregate principal amount of 10 1/2% senior notes due June 1, 2010.

Interest on the new high yield bonds is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2003. The proceeds of this offering will be used to prepay the (euro)500 Euro medium-term notes due in May 2005 via a tender offer at 102.5% of par.

On June 1, 2004, Rhodia announced the completion of the food ingredients business, which includes the cultures, hydrocolloids and a portion of the food safety products activities, to

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



Danisco for gross proceeds of approximately (euro)320 million. The food ingredients business generated net sales of approximately (euro)211 million in 2003 and includes approximately 860 employees.

On June 11, 2004, Rhodia closed the offer to purchase its Euro Medium-term Notes maturing in 2005 to holders located outside of the U.S at 102.5% of par, which resulted in the repayment of (euro)451 million of aggregate principal amount of notes.

Note 9 - Reconciliation to U.S. GAAP

Rhodia applies French GAAP in the preparation of the condensed consolidated financial statements. The differences between French GAAP and U.S. GAAP that could have a material effect on Rhodia's condensed consolidated financial statements are described below.

9.1  Accounting Policies:

a) Derivatives and hedging activities:

Accounting for Derivatives and Hedging Activities (FAS 133) requires the valuation of derivatives at fair value and the recognition of derivatives as an asset or a liability on the condensed consolidated balance sheet. Gains or losses resulting from changes in the values of derivatives are accounted for depending upon their intended use and whether they qualify for hedge accounting. The principal difference between FAS 133 and French GAAP relates to the accounting for cash flow hedges. Under FAS 133, the fair value of cash flow hedges is recorded as an asset or a liability with an offset to Other comprehensive income. Upon realization of cash flow hedges, Other comprehensive income is reclassified into Net income. Under French GAAP, cash flow hedges are commitments and are not recorded on the condensed consolidated balance sheet.

The effect of applying this standard is a reduction of Stockholders' equity as of March 31, 2004 and December 31, 2003. The application of this standard had no impact on Rhodia's Net income for the three months ended March 31, 2004 and 2003 or the year ended December 31, 2003.

b) Goodwill and other intangible assets:

Accounting for Goodwill and Other Intangible Assets (FAS 142) requires the cessation of the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of the impairment of these assets. French GAAP requires the amortization of goodwill and indefinite-lived intangible assets. In addition, in the event of an impairment of goodwill, U.S. GAAP requires a two-step process. The first step screens for potential goodwill impairment by comparing the fair value of the reporting unit with its respective carrying value. The second step, only performed if the carrying value of the reporting unit exceeds its fair value, measures the amount of goodwill impairment by comparing the reporting unit's implied fair value of goodwill with the carrying value of its goodwill. The implied fair value of goodwill is calculated by fair valuing the reporting unit's assets and liabilities in a similar manner to that used for purchase accounting under Business Combinations (FAS 141) and comparing the result with the fair value of the reporting unit to

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004 determine the amount of the implied fair value of goodwill. Under French GAAP, the amount of goodwill impairment is only based on the results of the above first step.

(c) Long-lived assets:

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that in the event of an impairment of a long-lived asset that is part of an asset group (defined as the lowest level of assets for which identifiable cash flows are largely independent of the cash flows of other assets), the recording of an impairment of that asset is not permitted unless the asset group is impaired. French GAAP requires the recording of an impairment of a long-lived asset if that asset is impaired.

d) Pensions:

Employers' Accounting for Pensions (FAS 87) requires that a liability be recognized on the condensed consolidated balance sheet at least equal to the unfunded accumulated benefit obligation if the accumulated benefit obligation exceeds the fair value of plan assets. An additional minimum liability is also required to be recognized when an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension costs, (b) the liability already recognized as unfunded accrued pension costs is less than the unfunded benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability is recognized an equal amount is also recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service costs. If this additional liability exceeds unrecognized prior service costs, then the excess is reported, net of tax, as a component of Other comprehensive income. The above described minimum liability requirement does not exist under French GAAP.

e) Discontinued operations:

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a disposal of a business that qualifies as a component of an entity must be accounted for as a discontinued operation. The same treatment apples to a component of an entity that is classified as held for sale. The results of operations of thee businesses, including financial expense, income taxes and the gain/(loss) on the disposal, are all reflected as a discontinued operation, and prior periods presented must be restated on a comparable basis. Under French GAAP, the results of operations of a business sold or held for sale are included until its date of disposal.

f) Environmental indemnification agreement:

Rhodia and Aventis entered into an Environmental Indemnification Agreement, dated May 26, 1998, which provided for indemnification of certain environmental liabilities between Rhodia and Aventis that could arise in connection with Rhodia's chemical businesses at sites transferred to Rhodia on January 1, 1998. Under U.S. GAAP, these indemnification payments from Aventis are accounted for as additional contributed capital resulting from the transfer of these assets to Rhodia on January 1, 1998. Under French GAAP, these indemnification payments are recorded as a reduction of the related environmental expenses.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



g) Deferred income taxes (restatement):

Rhodia identified an error in deferred income taxes and recorded a cumulative tax benefit of (euro)18 million in 2003 in accordance with French GAAP. This correction relates to recording additional deferred tax assets and a corresponding valuation allowance against these additional deferred tax assets in connection with book-to-tax basis differences arising in prior years for certain of its U.S. operations. Under U.S. GAAP, this correction is presented in the period to which the error relates and subsequent years' financial statements are adjusted as disclosed in Note 9.2.

(h) Asset retirement obligations:

Accounting for Asset Retirement Obligations (FAS 143) addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and normal operations of a long-lived asset. FAS 143 requires the recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement cost is then capitalized as part of the carrying value of the long-lived asset and subsequently charged to expense over the asset's useful life. Currently, Rhodia believes that these obligations cannot be determined and that it cannot make a reasonable estimate of potential asset retirement obligations under existing regulations, since its industrial sites have long and indeterminable production lives.

(i) Guarantees:

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) requires the recognition of a liability at the inception of the guarantee for guarantees issued or modified after December 31, 2002, for the fair value of the obligation that Rhodia assumed in issuing the guarantee. Currently, there were no differences between French GAAP and U.S. GAAP relating to the accounting for guarantees.

(j) Instruments with characteristics of both liabilities and equity:

Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (FAS 150) established standards for the classification of certain freestanding financial instruments that have characteristics of both liabilities and equity. FAS 150 requires the classification of a financial instrument within its scope, which may have previously been reported as equity, as a liability, or in certain circumstances as an asset. Currently, there are no such instruments.

(k) New accounting standards for U.S. GAAP in 2004:

Employers' Disclosures about Pensions and Other Postretirement Benefits (FAS 132 (Revised)) (FAS 132R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Those disclosures include information describing the types of plan assets, investment strategies, measurement date(s), plan obligations, cash flows and components of net periodic benefit costs. Rhodia will provide the additional disclosures required by FAS 132R by December 31, 2004.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004



Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") (FSP 106-1). This FASB Staff Position requires that Rhodia acknowledges the existence of the Act and that any measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost in the consolidated financial statements or accompanying notes do not reflect the effect of the Act on these plans since specific authoritative guidance on the accounting for the U.S. federal subsidy is pending and that guidance, when issued, could require Rhodia to change previously reported information. Rhodia anticipates that the impact of the Act on its consolidated financial statements will not be significant.

Consolidation of Variable Interest Entities (FIN 46 (Revised)) requires the consolidation of a variable interest entity in which (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the holders of the equity investment at risk lack any one of following three characteristics of a controlling financial interest: (i) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (ii) the obligation to absorb the expected losses of the entity if they occur, and (iii) the right to receive the expected residual returns of the entity if they occur, and Rhodia is the primary beneficiary. Rhodia has made an assessment of the FIN 46R impact, in particular in relation to asset securitization agreements and investments in companies accounted for by the equity method. Rhodia has investments in certain companies that are accounted for by the equity method that are variable interest entities since Rhodia's equity investment at risk is less than 10% of the entities' total assets. Rhodia believes that it is not required to consolidate these entities since Rhodia is not the primary beneficiary of these entities. If Rhodia determines that it is the primary beneficiary of these entities, pursuant to FIN 46R, Rhodia must consolidate these entities by December 31, 2004.

9.2 Reconciliation between French GAAP and U.S. GAAP:

a) Net income/(loss):

A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the three months ended March 31, 2004 and 2003 and for the year ended December 31, 2003, which has been restated for the three months ended March 31, 2003 as described in Note 9.1g, follows.

--------------------------------------------------------------------------------
                                                                      March 31,
December 31,                                             March 31,      2003
   2003      (In millions of (euro))                       2004      (Restated)
--------------------------------------------------------------------------------
 (1,351)     Net income/(loss) (French GAAP)               (108)        (63)
             Amortization of goodwill, including
     37      affiliated companies                             5          11

             Differences in impairment of goodwill
   (101)     between French GAAP and U.S. GAAP                -           -
             Differences in impairment of long-lived
     18      assets between French GAAP and U.S. GAAP         -           -
    (18)     Deferred income tax adjustment                   -         (19)
    (40)     Environmental indemnification agreement          -           -
--------------------------------------------------------------------------------
 (1,455)     Net income/(loss) (U.S. GAAP)                 (103)        (71)
--------------------------------------------------------------------------------

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004


--------------------------------------------------------------------------------
                                                                       March 31,
December 31,                                             March 31,       2003
   2003      (In(euro))                                    2004       (Restated)
--------------------------------------------------------------------------------
             Basic and diluted earnings/(loss) per
  (8.11)     share - U.S. GAAP                            (0.57)        (0.40)
--------------------------------------------------------------------------------

b) Stockholders' equity:

A reconciliation of stockholders' equity between French GAAP and U.S. GAAP as of March 31, 2004 and December 31, 2003 follows.

--------------------------------------------------------------------------------
December 31,                                                           March 31,
   2003      (In millions of (euro))                                     2004
--------------------------------------------------------------------------------
    252      Stockholders' equity (French GAAP)                           191
     (8)     Derivatives (cash flow hedges)                               (12)
     78      Amortization of goodwill, including affiliated companies      80
             Differences in impairment of goodwill between French
   (101)     GAAP and U.S. GAAP                                          (101)
             Differences in impairment of long-lived assets between
     18      French GAAP and U.S. GAAP                                     18
   (449)     Pension liability over plan assets                          (460)
    (13)     Environmental indemnification agreement                      (13)
--------------------------------------------------------------------------------
   (223)     Stockholders' equity (U.S. GAAP)                            (297)
--------------------------------------------------------------------------------

c) Comprehensive income/(loss):

Comprehensive income/(loss) includes all changes in stockholders' equity during a period except those resulting from investments by and distributions to stockholders. The following table presents comprehensive income/(loss) for the three months ended March 31, 2004 and 2003 and for the year ended December 31, 2003, which has been restated for the three months ended March 31, 2003 as described in Note 9.1g.

--------------------------------------------------------------------------------
                                                                      March 31,
December 31,                                             March 31,      2003
   2003      (In millions of (euro))                       2004      (Restated)
--------------------------------------------------------------------------------
 (1,455)     Net income/(loss) (U.S. GAAP)                 (103)         (71)
     30      Derivatives                                     (4)           3
   (113)     Pension liability over plan assets             (11)           8
   (147)     Translation                                     44          (70)
--------------------------------------------------------------------------------
 (1,685)     Comprehensive income/(loss)                    (74)        (130)
--------------------------------------------------------------------------------

d) Operating income:

The goodwill impairment of continuing operations, the loss on the sales of receivables and other income/(expense) which are recorded below operating income in accordance with French GAAP should be included in operating income for U.S. GAAP. In addition, the

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the three months ended March 31, 2004 differences in the accounting for the impairment in long-lived assets between French GAAP and U.S. GAAP affect the reconciliation of operating income. A reconciliation of operating income between U.S. GAAP and French GAAP follows.

--------------------------------------------------------------------------------
December 31,                                             March 31,    March 31,
   2003      (In millions of (euro))                       2004         2003
--------------------------------------------------------------------------------
   (159)     Operating income/(loss) - French GAAP            4            9
             Operating income/(loss) - discontinued
    (17)     Operations                                      (6)          (6)
             Goodwill impairment - continuing
   (658)     operations under U.S. GAAP                       -            -
             Impairment of long-lived assets not
     18      permitted under U.S. GAAP                        -            -
    (21)     Loss on sales of receivables                    (4)          (6)
    (31)     Other income/(expense)                          (1)          (3)
    (40)     Environmental indemnification agreement          -            -
--------------------------------------------------------------------------------
   (908)     Operating income/(loss) - U.S. GAAP             (7)          (6)
--------------------------------------------------------------------------------

e) Discontinued operations - FAS 144 additional disclosures:

Presented below is consolidated summary financial information for the three months ended March 31, 2004 and 2003 and the year ended December 31, 2003, which has been restated for the three months ended March 31, 2003 as described in Note 9.1g, reflecting the disposals of businesses that qualify as a component of an entity as discontinued operations.

--------------------------------------------------------------------------------
                                                                      March 31,
December 31,                                             March 31,      2003
   2003      (In millions of (euro))                       2004      (Restated)
--------------------------------------------------------------------------------
   5,212     Net sales                                     1,299        1,360
    (908)    Operating income/(loss)                          (7)          (6)
  (1,410)    Income/(loss) from continuing operations       (105)         (70)
     (45)    Discontinued operations (1)                       2           (1)
--------------------------------------------------------------------------------
  (1,455)    Net income/(loss)                              (103)         (71)
--------------------------------------------------------------------------------

(1) Includes a net loss on disposal of (euro)3 million and (euro)48 million for the three months ended March 31, 2003 and the year ended December 31, 2003, respectively, and income taxes of (euro)1 million, (euro)1 million and (euro)2 million for the three months ended March 31, 2004 and 2003 and the year ended December 31, 2003, respectively.

--------------------------------------------------------------------------------
                                                                       March 31,
December 31,                                               March 31,     2003
   2003      (In (euro))                                     2004     (Restated)
--------------------------------------------------------------------------------
             Basic and diluted earnings/(loss) per share:
  (7.86)     Continuing operations                          (0.59)      (0.39)
  (0.25)     Discontinued operations                         0.02       (0.01)
--------------------------------------------------------------------------------
  (8.11)     Earnings/(loss) per share                      (0.57)      (0.40)
--------------------------------------------------------------------------------

                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: June 30, 2004                    RHODIA

                                       By:       /s/ PIERRE PROT
                                              ---------------------------
                                       Name:  Pierre PROT
                                       Title: Chief Financial Officer



                                       15